FILED BY ORACLE CORPORATION PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-6(j)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725 REGISTRATION NO. 333-129139

[The following excerpts were included in a webcast posted to Oracle Corporation’s internal website on January 16, 2006]

MR. CHARLES PHILLIPS:

So since we’re here talking about applications, I did want to give an update on the Siebel acquisition – kind of where that stands since we’re getting close to the close date.

So number one, we’re excited about having the Siebel people join the Oracle family here. We have a lot of opportunity. This is a much less penetrated area than financials or HR. In financials and HR, people had to have a commercial product many years ago because of the complexity. That’s the case in CRM. A lot of people are still building the CRM applications or don’t have anything at all. And if you look at the successful deployments of CRM at strategic accounts, PeopleSoft, Oracle, and Siebel cover a very large percentage of those. We’ve been very credible in CRM. And in fact, with Siebel, we’ll be number one in CRM, of course; continue to be number one in HR, since with PeopleSoft, of course; number one in supply chain; number one in North America.

As importantly, Siebel helps us in some key vertical markets that we really care about. They were very strong in financial services, in particular, banking; telecom; public sector. And we’ll go deeper into those industries in high technology.

So as it stands right now, we have received regulatory approval. That was a key hurdle. That’s been cleared. So we’re expecting the transaction to close at the end of January. The shareholder vote still remains to take place. We anticipate that will go well.

As you may have seen recently, Siebel had a good Q4. They were almost double their prior year in license revenue. And they haven’t done that in years. But that speaks to the power of the Oracle brand. That’s what we bring to the table along with many other things, but people feel more comfortable buying products from a company that will be bought by Oracle. The viability question has been removed. But that’s fine. We get the cash. We get the maintenance forever. It all goes to the same bank account. We can write checks off of it. That’s fine.

So how will we be organized going forward? When we get Siebel, we will establish a CRM sales force. So it will be distinct from the existing applications sales force. We are trying to keep it as a contiguous unit to keep the professional community together. We’re more likely to retain people to keep them learning from each other. And so a CRM sales force means in each region there’ll be a CRM sales force reporting to the head of the division.

Development of CRM, of course, will be moved under John Wookey, with the exceptions of analytics. They had fairly world-class analytics or BI tool. That was 25% of their license revenue. That will move under Thomas Kurian. Remember, we’re very successful in Middleware because we integrate everything together. So we want those analytics to be part of our Middleware Suite. They did have some projects underway to build some middleware. As I mentioned before, most application companies do. That will also move under Thomas Kurian.

So we’re organized for scale. There may have been, I guess, some instances inside Siebel where everything reported to one person – sales, development, and all that. That’s difficult to do when you have 51,000 employees and you’re trying to scale it. It’s just a bigger job. And so we’re going to go with our model that works. And retaining some of the best in what they have – that contiguous CRM sales force. But I think we’ll be very credible in front of customers in CRM now, of course.

And then lastly, let me talk about On Demand. They had a very credible and vastly growing On Demand business to compete with Salesforce.com. I’m very excited about getting that business. That is a business that’s ramping. They’re very credible with it. So we’re going to keep that On Demand sales force together, as well as the On Demand support organization under Jurgen Rottler. So that’s going to be a very important part of our Siebel acquisition. We’ll be talking about that a lot in going head-to-head. We’re right after Salesforce.com. It’s a very credible multi-tenant [phonetic] architecture. It’s been written up well [phonetic] by the analysts. They’ve been putting out new releases almost every quarter. And so I think for the first time, we’ll have something to punch back at Salesforce.com. And I’m looking forward to that.

So with that, assuming there maybe some questions out there, John and I will just take questions, or if not, we can all go back to work. It’s up to you.

MODERATOR: One more question from the Web. “Can you comment on the BI technology that we will acquire from Siebel and how they will align with the Oracle products that we currently have?”

MR. JOHN WOOKEY: That’s really an analysis that Thomas Kurian and his team has gone through. For those of you who aren’t familiar, Siebel had many years ago acquired a technology called Inquire [phonetic], which was a very strong analytics engine, and has around that built a very strong business intelligence platform.

We’ve gone through it. They’ve built content for a number of different applications, especially around their CRM products and around a number of industries. And they’ve built a very compelling capability there.

We’re going through a pretty detailed analysis of that now, and my expectation is that within a couple of months, we’ll have a pretty clear roadmap for how we will be able to take advantage of that going forward. But it is very strong technology. We think it’s a good complement to a number of things that we have. And we should, in a very short period of time, give people a pretty detailed roadmap of how we’re going to move forward with that.

MR. PHILLIPS: A lot of that work has been done already. We’re pretty far along on it. We just had a conference call yesterday actually with Thomas and Larry Barbetta, who runs it from Siebel. And I think you’ll see the analytics technology from Siebel take a prominent position in the Oracle product line.

MR. MODEE: Hi, this is Monish here. I was just curious to know. Reading the Wall Street Report, it seems that the 11 years for PeopleSoft and Oracle combined didn’t quite live up to what it was originally prior to the acquisition. What plans do we have to ensure that after we acquire Siebel, the Siebel revenue plus Oracle’s revenue, the decline if any is going to be minimal?

MR. PHILLIPS: So let me talk about that. Actually the internal model we’ve built for the acquisition, we’re exceeding that for both revenues and profits. I think it’s been confusing for analysts because we had so many acquisitions and it’s hard for them to compare what’s organic growth and what’s acquisition related. So they often ask, “Your growth, is it being driven by acquisitions? Do they help your revenues and earnings?” And we said, “Well that’s precisely why we do them because they help our revenues and earnings.” And that’s been difficult for them to process that.

I think the major thing is that we’ve changed the strategy. We’re making more acquisitions. It’s not something they’re accustomed to seeing. And any time you change something and do something unconventional, that’s viewed as risk. And there’s lot of reasons for that, and that’s the natural reaction. And the only answer to that is continued performance.

So I think our performance has actually been pretty good. People aren’t sure how long it can last. They aren’t sure where the growth is coming from, and there’s no way to break it all apart because it’s all one company now. I mean who’s to say that a single sales rep in the account who can sell anything, any application – we sold PeopleSoft this year. Did that replace an Oracle sale? There’s no way to know that. That’s segmentation that they want.

And so I think it will become more clear as we start the anniversary acquisition [phonetic] and have apples-to-apples comparison. They’ll feel better. But there’s no way to give them a comparable number with the prior year, the way the numbers are falling out right now because of the way we combined the sales forces. But that all goes away fairly soon.

Siebel will add to some of that [phonetic] of course, that same issue again, but I think they’re getting used to it. As long as we continue to execute and deliver the types of numbers we’ve been delivering, I feel confident that over time we’ll get rewarded for that. Investors are asking the right questions. “This is always viewed as a risk-making acquisition, but you guys seem to be pretty good at it.” This is a year later. The numbers are still coming in. And so they’re starting to get convinced. I think it just takes some time.

MR. WOOKEY: I think the other difference between PeopleSoft and Siebel is PeopleSoft actually had fairly complementary capabilities to what we have. Very deep roots and strengths in HR and financial systems as the Oracle E-Business Suite did as well.

If you look at CRM, Oracle built some very good things in CRM, but really ran a few target vertical marketplaces – similar to PeopleSoft Enterprise – a few somewhat different target vertical marketplaces.

Siebel has solution footprints for a number, a couple of dozen industries, very deep, very strong. It gives us something much more unique to sell in terms of a Dell to [phonetic] versus what we have today than what we had, I think, with PeopleSoft. I think that will be a big difference in terms of why I think there’ll be a larger incremental revenue growth with Siebel than perhaps there was with PeopleSoft.

MR. PHILLIPS: And we can also justify keeping a larger incremental sales force with this CRM sales force because it’s incremental products. And so that also is the more people you have, obviously the more you’re likely to sell.

MODERATOR: “So if that’s the case, how are we going to keep the existing applications at Oracle from competing with the Siebel reps for the same CRM dollar at the accounts? Are you going to share commissions?”

MR. PHILLIPS: Well we’ll have essentially an ERP sales force and they’ll sell ERP. And then we’ll have a CRM sales force and they’ll sell CRM. So we have applications server sales force. We have database sales force. So to the extent that they work together today, it will be the same process.

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel Systems. In connection with the proposed transaction, a registration statement on Form S-4 was filed by Ozark Holding Inc., a wholly-owned subsidiary of Oracle, with the SEC on December 29, 2005 (Registration No. 333-129139), containing a definitive proxy statement/prospectus and other documents filed by Oracle and Siebel Systems. STOCKHOLDERS OF SIEBEL SYSTEMS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING DOCUMENTS FILED BY ORACLE PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. ANY OFFER OF SECURITIES WILL ONLY BE MADE PURSUANT TO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS. The definitive proxy statement/prospectus has been mailed to stockholders of Siebel Systems and investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood City, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel Systems and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel Systems’ directors and executive officers is available in Siebel Systems’ proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information, if any, regarding the interests of such potential participants has been included in the proxy statement/prospectus and the other relevant documents filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle, Siebel Systems and Ozark Holding. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle, Siebel Systems and Ozark Holding, the management of any such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of

Oracle, Siebel Systems and Ozark Holding, including: the impact of general economic conditions in regions in which any such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle, Siebel Systems or Ozark Holding could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle, Siebel Systems or Ozark Holding.